Kalera AS
7455 Emerald Dunes Dr.
Orlando, FL 32822
May 9, 2022
Office of Life Sciences
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Re:    Kalera Public Ltd Co
Registration Statement on Form S-4
Filed April 21, 2022
File No. 333-264422
Ladies and Gentlemen:
Kalera Public Limited Company (the “Company”) and Agrico Acquisition Corp. (“Agrico” and, together with the Company, the “Parties”) have received and reviewed the comments in the letter of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission, dated May 4, 2022. The purpose of this letter is to provide responses to such comments. To assist in the Staff’s review of such responses, this letter restates the Staff’s comments, each of which is followed by a response.
Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the joint proxy statement/prospectus included in the above referenced registration statement (the “Joint Proxy Statement/Prospectus”).
The Parties respectfully submit the following as responses to the Staff:
Background of the Business Combination
1.Please revise to specify which industries Agrico initially targeted and which areas of expertise were targeted during the evaluation process.
The Parties respectfully advise the Staff that page 146 of the Joint Proxy Statement/Prospectus has been revised to address the Staff’s comment.
2.We note your response to prior comment 8 and reissue in part. Please revise to provide more a more fulsome discussion of the earn-out provision, including the material terms and future milestones necessary to trigger this provision.
The Parties respectfully advise the Staff that pages 150 and 151 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.

Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance	2
Management of Pubco Following the Business Combination
3.We note your response to prior comment 15 and reissue in part. Please describe the business experience of each director or officer during the past five years including their principal occupations, dates of employment and the name and principal business of any corporation where they were employed. Refer to Regulation S-K Item 401(e)(1).
The Parties respectfully advise the Staff that pages 239 – 243 of the Joint Proxy Statement/Prospectus have been revised to address the Staff’s comment.
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Office of Life Sciences United States Securities and Exchange Commission Division of Corporation Finance	3
If you have any questions regarding the above responses, please do not hesitate to contact Mr. Fernando Cornejo of Kalera AS at (407) 574-8204.

Sincerely,

/s/ Fernando Cornejo

Fernando Cornejo Chief Financial Officer Kalera AS

/s/ Brent De Jong

Brent De Jong Chief Executive Officer Agrico Acquisition Corp.
cc:    David Dixter, Esq.
Iliana Ongun, Esq.
Milbank LLP
Mitchell S. Nussbaum, Esq.
Tahra Wright, Esq.
Loeb & Loeb LLP
Connor Manning, Esq.
Arthur Cox LLP